UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                         (Amendment No. ______________)*


                      Midland Capital Holdings Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59748B 10 8
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                                 (CUSIP Number)

                             Kip. A. Weissman, P.C.
                         Silver, Freedman & Taff, L.L.P.
                           1100 New York Avenue, N.W.
                           Washington, D.C. 20005-3934
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 23, 1998
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  59748B 10 8                 13D                     Page 2 of 9 Pages
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Algerd Brazis
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      |X|
                                                                   (b)      |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            -0-
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         20,000
PERSON WITH                 ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  20,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.49%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

CUSIP NO.  59748B 10 8                 13D                     Page 3 of 9 Pages
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Aldona Brazis
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      |X|
                                                                   (b)      |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            -0-
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         20,000
PERSON WITH                 ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  20,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.49%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

CUSIP NO.  59748B 10 8                 13D                     Page 4 of 9 Pages
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Algerd A. and Aldona Brazis Loving Trust
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)      |X|
                                                                  (b)      |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            -0-
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         20,000
PERSON WITH                 ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  -0-
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  20,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.49%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          00
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Midland Capital Holdings Corporation (the "Company"), Bridgeview, Illinois, a savings and loan holding company with its main office 8929 South Harlem Avenue, Bridgeview, Illinois 60455. On July 23, 1998, Midland Federal Savings and Loan Association (the "Association") become a wholly-owned subsidiary of the Company. All shareholders of the Association exchanged their common stock for Company Common Stock.

Item 2.           Identity and Background

         The name and address of the persons and entities filing this statement are Algerd Brazis, his wife, Aldona Brazis, and the Algerd A. and Aldona Brazis Loving Trust (the "Trust"). The business address of Mr. Brazis is 8929 South Harlem Avenue, Bridgeview, Illinois 60455. Mr. Brazis is a Director of the Company and a retired restaurant owner. Mrs. Brazis is a housewife. The Trust is an intervivos revocable trust. Mr. And Mrs. Brazis are the trustees and beneficiaries of the trust. All 20,000 shares of Company Common Stock is held by the Trust. During the last five years, neither Mr. Brazis, Mrs. Brazis nor the Trust has been convicted or implicated in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, state securities laws or finding any violation with respect to such laws.

         Mr. and Mrs. Brazis are citizens of the United States of America. The Trust was formed in the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration

         On June 30, 1992, Mr. Brazis and Mrs. Brazis jointly acquired 20,000 shares of Common Stock of the Association in its initial public offering for a total purchase price of $200,000. Personal funds were utilized to fund such purchase. On the same date, Mr. Brazis was awarded stock options to purchase 1,725 shares of Common Stock under the association's Stock Option and Incentive Plan (the "Stock Option Plan"), subject to stockholder approval of the Stock Option Plan.

Item 4.           Purpose of Transaction

         All of the shares purchased by Mr. and Mrs. Brazis were acquired for investment. Mr. and Mrs. Brazis may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Company for investment or dispose of shares of the Company. As a member of the Company's Board of Directors, Mr. Brazis regularly explores potential actions and transactions which may be advantages to the Company, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Company.

         Except as noted above with respect to Mr. Brazis' activities on behalf of the Company, Mr. and Mrs. Brazis and the Trust have no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g)  changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any persons;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

         Mr. Brazis, Mrs. Brazis and the Trust beneficially own an aggregate of 20,000 shares of the Company's Common Stock, constituting 5.49% of the number of shares of such Company Common Stock outstanding on the date hereof. Mr. and Mrs. Brazis have joint voting and investment power over the shares held by them.

         Pursuant to applicable rules of the Office of Thrift Supervision, Mr. Brazis, Mrs. Brazis and the Trust may be deemed to beneficially own the shares of Company Common Stock held by the Trust.

         Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Trust. There have been no transactions in the common stock by the parties filing this statement during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Other than the agreement regarding joint filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. and/or Mrs. Brazis and the Trust, and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Company's Common Stock beneficially owned by Mr. Brazis, Mrs. Brazis and the Trust is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.           Material to be Filed as Exhibits

         1.       Agreement regarding joint filing.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    July 31, 1998                               /s/ Algerd Brazis
                                                     -----------------
                                                     Algerd Brazis



Date:    July 31, 1998                               /s/ Aldons Brazia
                                                     ------------------
                                                     Aldona Brazis



                                                     ALGERD A. AND ALDONA BRAZIS
                                                        LOVING TRUST

Date:    July 31, 1998                               By: /s/ Algerd Brazis
                                                         -----------------
                                                         Algerd Brazis

                                    AGREEMENT


         The undersigned each agree that the Schedule 13D being filed in connection with their respective ownership of Common Stock in Midland Capital Holdings Corporation on or about July 31, 1998, is being filed by the undersigned as a group.


CONFIRMED AND AGREED TO:


Date:    July 31, 1998                               /s/ Algerd Brazis
                                                     -----------------
                                                     Algerd Brazis



Date:    July 31, 1998                               /s/ Aldons Brazia
                                                     ------------------
                                                     Aldona Brazis



                                                     ALGERD A. AND ALDONA BRAZIS
                                                        LOVING TRUST

Date:    July 31, 1998                        By: /s/ Aldons Brazia
                                                  ------------------
                                                  Aldona Brazis